J.P. MORGAN SECURITIES LLC
383 Madison Avenue
New York, NY 10179

DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York, New York 10005

June 26, 2015

Re:          CONFORMIS, INC. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-204384)
Request for Acceleration of Effective Date

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several Underwriters, wish to advise you that approximately 6,000 copies of the Preliminary Prospectus issued June 18, 2015 and included in the Registration Statement on Form S-1, as filed on June 18, 2015 and as amended, were distributed during the period from June 18, 2015 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)                                     Date of Preliminary Prospectus: June 18, 2015

(ii)                                  Dates of distribution: June 18, 2015 through the date hereof

(iii)                               Number of prospective underwriters to whom the Preliminary Prospectus was furnished: 5

(iv)                              Number of prospectuses furnished to investors: approximately 5,865

(v)                                 Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 40

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on June 30, 2015, or as soon thereafter as practicable.

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Very truly yours,

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Acting on behalf of themselves and the several Underwriters
By: J.P. MORGAN SECURITIES LLC

By:	/s/ BENJAMIN BURDETT
	Name:	Benjamin Burdett
	Title:	Executive Director

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ JOHN REED
	Name:	John Reed
	Title:	Managing Director

By:	/s/ BENJAMIN MARSH
	Name:	Benjamin Marsh
	Title:	Director

[Signature Page to Acceleration Request]